

Mail Stop 7010

August 2, 2007

Roger A. Cregg
Executive Vice President and Chief Financial Officer
Pulte Homes, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, Michigan 48304

> **Re: Pulte Homes, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 1-9804**

Dear Mr. Cregg:

We have reviewed your responses and have the following comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006

Prior Comment 1

1.   We have reviewed and appreciate the information you provided in your response to prior comment one. It appears to us that, in addition to the disclosures you are providing and have agreed to provide in future filings, it may be useful to also provide some of the additional narrative disclosures you included under Supplemental Information. It appears to us that these additional disclosures may highlight and help investors better understand the difficulties and complexities in the determination of land and community valuation adjustments.

Based on your response, we note your belief that there is not a practical approach to providing investors with meaningful information regarding your valuation adjustments from a sensitivity perspective. We also note your belief that to quantify the number of communities, land investments and land options for which the estimated future undiscounted cash flows are close to their carrying value may not be meaningful to investors and could be potentially problematic.

While we understand that the process of assessing your communities and land investments for impairments and your option deposits and pre-acquisition costs for write-offs is performed at a detailed level, we urge you to continue to find ways to provide quantitative information that conveys to investors the overall risks of recoverability of your land related assets. In addition, we also urge you to continue to fully consider the guidance in Release No. 33-8350. In this regard, please note, in the Critical Accounting Estimates section of the Release, the Staff's view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information to investors. As a result, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your land related assets, such information may be required to be disclosed if it would be material and useful to investors. We continue to believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to current market conditions and to your peers to enable them to better assess the likelihood of potential future impairments.

Please respond to this comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Bret Johnson at (202) 551-3753, Anne McConnell at (202) 551-3709, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief